UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49409

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vestech Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11477 Olde Cabin Rd. Ste. 310
(No. and Street)

St. Louis	Missouri	63141
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Huang	314-828-2111	jhuang@e-vestech.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Huang _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vestech Securities, Inc. _____ , as of 6/30 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PAUL B. KNESE
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: January 25, 2025
Commission Number: 17662900

Signature:

Title: President

Paul B. Knese

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Vestech Securities
Inc.

2023
FINANCIAL STATEMENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-267-1156 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vestech Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Vestech Securities, Inc., as of June 30, 2023. In my opinion, the statement of financial condition presents fairly, in all material aspects, the financial position of Vestech Securities, Inc. as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of Vestech Securities, Inc.'s management. My responsibility is to express an opinion on Vestech Securities, Inc.'s statement of financial condition based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Vestech Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
September 22, 2023



STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2023

ASSETS

CURRENT ASSETS

Cash	$	343,220
Deposit with clearing organization		50,188
Commissions receivable		24,832
Prepaid insurance		15,972
Right of use lease asset		36,750
TOTAL CURRENT ASSETS		470,962

PROPERTY AND EQUIPMENT, net of accumulated depreciation   -

OTHER ASSETS

Right of use lease asset – non-current	78,273
Security deposit	2,000
TOTAL OTHER ASSETS	80,273

TOTAL ASSETS	$	**551,235**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued salaries and commissions payable	37,518
Accounts payable	18,391
Lease obligation payable	36,750
TOTAL CURRENT LIABILITIES	92,659

LONG-TERM LIABILITIES

Lease obligation payable	78,273

STOCKHOLDER'S EQUITY

Common stock (100,000 shares authorized, 1,251 shares issued and 251 outstanding)	35,000
Paid-in capital	61,002
Retained earnings	284,301
TOTAL STOCKHOLDER'S EQUITY	380,303

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**551,235**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

·

VESTECH SECURITIES INC

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Vestech Securities, Inc. (the Firm) was incorporated in Kansas on March 13, 1996. The Firm is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm provides financial services and advice for private and corporate clients primarily located in Kansas and Missouri.

b. Revenue Recognition— The revenue of the Firm is derived primarily from commissions earned on the sale of equities, mutual funds, annuities, options, bonds, and other investment products. Commission income is recorded based on the trade date.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

d. Cash Equivalents—For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were none at June 30, 2023.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with financial institutions. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2023.

f. Receivables from Clearing Broker— Receivables from clearing broker are generally collected in full within 30 days of their invoicing and accrual. The Firm reviews all accounts for collectability and records an allowance for any they determine to be questionable. Any account deemed to be uncollectible is written off against the allowance. At June 30, 2023, no allowance was determined to be necessary.

g. Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Expenditures for repairs and maintenance and minor replacements are expensed as incurred. These assets are fully depreciated as of June 30, 2023.

h. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

i. Leases—The Firm adopted FASB ASC 842, "Leases". The Firm is a lessee in one operating lease for office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate.

NOTE 2: CLEARING BROKER AGREEMENT

The Firm clears security transactions through StoneX Financial, Inc. (the clearing broker). Under the terms of the clearing agreement, the clearing broker carries the accounts of the customers of Vestech Securities, Inc. on a fully disclosed basis. The clearing broker executes transactions and settles contracts of securities for customer accounts, prepares confirmations and summary monthly statements and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $50,000 which serves as a reserve for counterparty credit risk and settlement risk, as well as market risk on open un-hedged positions.

NOTE 3: RELATED PARTY TRANSACTIONS

The Firm has entered into an expense sharing agreement with two affiliated entities. All expense are paid by the Firm and the two affiliated entities reimburse the Firm for a portion of certain expenses. During the year the Firm received $43,000 for reimbursed expenses from these entities.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2023.

The firm's federal and state income tax returns for 2019 through 2023 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net Capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2023, net capital as defined by the rules, equaled $360,831 which was $355,831 in excess of its minimum new capital requirement of $5,000 and $354,831 in excess of its minimum net capital requirement. The ratio of aggregate indebtedness to net capital was 15.49%

NOTE 7: OPERATING LEASE

The Firm leases the office in which it operates and recognizes and measures its lease in accordance with FASB ASC 842, "Leases". The Firm is a lessee in a noncancelable operating lease for office space. The Firm determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract changes. The Firm recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Any variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, The Firm

VESTECH SECURITIES INC

used their incremental borrowing rate based on the information available at the date for its lease. The Firm's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in a similar economic environment. The Right of Use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

During the year ended June 30, 2023, the Firm had rent expense of $36,720, which consisted of operating lease costs. Lease cost for these lease payments is recognized on a straight-line basis over the lease term. The current lease is a five-year lease.

Amounts reported on the statement of financial condition as of June 30, 2023 are as follows:

Right of Use Lease Asset-Current	$ 36,750
Right of Use Lease Asset-Non-Current	78,273
Lease Obligation Payable-Current	36,750
Lease Obligation Payable-Long-Term	78,273

The future payments due under this operating lease as of June 30, 2023:

2024	$ 38,588
2025	39,907
2026	41,828
2027	7,030
	$ 127,353
Less effects of discounting	(12,330)
Lease liability recorded	$ 115,023

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2023. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at June 30, 2023. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

VESTECH SECURITIES INC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF JUNE 30, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	380,303
Less nonallowable assets from Statement of Financial Condition		(19,472)
Net capital before haircuts on securities positions		360,831
Less haircuts on securities		−
Net Capital	$	360,831

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on 6-2/3% of aggregate indebtedness		3,727
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	355,831
(A)-10% of total aggregate indebteness		5,591
(B)-120% of minimum net capital requirement		6,000
Net capital less greater of (A) or (B)	$	354,831

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	55,909
Adjustments for Aggregate Indebtedness		−
Total Aggregate Indebtedness	$	55,909
Percentage of Aggregate Indebtedness to Net Capital		15.49%

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

There are no material differences between the above computation and the computation included in the most recently filed FOCUS Report, Part IIA Form X-17a-5 at June 30, 2023.

VESTECH SECURITIES INC



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Vestech Securities, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Vestech Securities, Inc. (Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vestech Securities, Inc.





Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
September 22, 2023





THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vestech Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Broker and Dealers, in which (1) Vestech Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) Vestech Securities, Inc. stated that Vestech Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm and (2) receiving transaction-based compensation for identifying potential investors. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vestech Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
Vestech Securities, Inc.



d/b/a Thomas Faust, CPA

Lafayette, Indiana
September 22, 2023



Vestech Securities
Inc.

September 1, 2023

Vestech Securities, Inc.
SEC Filing #8-49409
Firm ID# 41409
For the Year ended June 30, 2023

RE: Exemption Report for the 2023FY

EXEMPTION REPORT

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, John Huang, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Vestech Securities, Inc. (VSI):

1. VSI claimed an exemption from SEC Rule 15c3-3 under provisions 15c3- 3(k)(2)(ii) and met the identified exemption provision throughout the most recent fiscal year without exception.
2. VSI is also filing this Exemption Report because VSI's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transaction via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to VSI and (2)receiving transaction-based compensation for identifying potential investors . In addition VSI did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agents and not to VSI, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sincerely,

John Huang, President
Vestech Securities, Inc.

11477 Olde Cabin Rd, Suite 310 St. Louis, MO 63141
Office: 314.828.2111 Fax: 314-261-9188